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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                For the period 16 February 2001 to 1 March 2001

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



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                                    CONTENTS



     This report on Form 6-K contains the following:


     1.    Media Releases
           --------------

     1.1   Telecom Purchases Sky Shareholding - 21 February 2001
     1.2   Rod McGeoch to Join Telecom Board - 1 March 2001



                     _____________________________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                        TELECOM CORPORATION OF NEW
                                          ZEALAND LIMITED


                                   By:    /s/ Linda Cox
                                          --------------
                                          Linda Marie Cox
                                          Company Secretary


                                   Dated:  1 March 2001